UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

CHECK ONE): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the period ended: December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

Empire Global Gaming, Inc.

Full Name of Registrant

Former Name if Applicable

555 Woodside Ave.

Address of Principal Executive Office (Street and Number)

Bellport, NY 11713

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III – NARRATIVE

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2020 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

The registrant intends to file its Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

A. Stone Douglass, (631) 769-4222

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Empire Global Gaming, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   March 30, 2021

By	/s/ A. Stone Douglass
A. Stone Douglass
Chairman and Chief Executive Officer